UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Invacare Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46124A101

(CUSIP Number)

Stephen H. Rosen

Azurite Management LLC

25101 Chagrin Boulevard, Suite 350

Cleveland, OH 44122

(216) 292-4535

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46124A101	13D	Page 1 of 9 pages

1	Names of Reporting Persons Steven H. Rosen
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,685
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,685

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,685
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.3%
14	Type of Reporting Person IN

CUSIP No. 46124A101	13D	Page 2 of 9 pages

1	Names of Reporting Persons Azurite Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,685
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,685

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,685
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 46124A101	13D	Page 3 of 9 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and restates in its entirety the Schedule 13D originally filed with the United States Securities and Exchange Commission on May 2, 2022, as amended to date (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at One Invacare Way, Elyria, OH 44035.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

Azurite Management LLC; and

Steven H. Rosen

Azurite Management LLC is organized under the laws of the State of Ohio. Mr. Rosen is a citizen of the United States. The principal business address of each of the Reporting Persons is 25101 Chagrin Boulevard, Suite 350, Cleveland, OH 44122. The principal occupation of Mr. Rosen is co-founder and co-chief executive officer of Resilience Capital Partners LLC. Mr. Rosen also serves as Manager of Azurite Management LLC and a director of the Issuer. Azurite Management LLC is principally engaged in the business of managing investments in securities, including securities of the Issuer.

During the last five years, neither of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired (i) the Common Stock, (ii) the Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Convertible Preferred Stock”) and (iii) the 7.50% Convertible Senior Secured Notes due 2028 (the “New Notes”), each as reported in this Schedule 13D pursuant to the Plan (as defined in Item 4) in exchange for claims and payment of cash consideration as described in Item 4. Azurite acquired the funds for the cash consideration with working capital and through contributions from its members.

CUSIP No. 46124A101	13D	Page 4 of 9 pages

Item 4.	Purpose of Transaction.

On January 31, 2023, Invacare Corporation (“Old Invacare”) and two of its U.S. direct subsidiaries filed voluntary petitions under chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).

As described in the Issuer’s Current Report on Form 8-K (“Current Report”) filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2023, on April 28, 2023, the Debtors filed the First Amended Joint Chapter 11 Plan of Invacare Corporation and its Debtor Affiliates (Technical Modifications) (as so amended, the “Plan”) with the Bankruptcy Court, and the Bankruptcy Court entered the Order Confirming the First Amended Joint Plan of Reorganization (the “Confirmation Order”), which approved and confirmed the Plan. The Confirmation Order is attached as Exhibit 2.1 to the Current Report filed with the SEC on May 8, 2023. The Plan is attached as an exhibit to the Confirmation Order.

On May 5, 2023 (the “Effective Date”), the Plan became effective in accordance with its terms, Old Invacare completed a series of restructuring transactions pursuant to which it became a wholly owned subsidiary of the Issuer, and the Issuer became the successor registrant to Old Invacare pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended.

On the Effective Date, investment funds affiliated with Azurite Management LLC (collectively, “Azurite”) acquired 535,312 shares of Common Stock and 490,912 shares of the Issuer’s 9.00% Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Convertible Preferred Stock”). Of these shares, Azurite acquired an aggregate of 187,796 shares of Convertible Preferred Stock at a price of $25.00 per share pursuant to (i) a rights offering of Convertible Preferred Stock conducted by the Issuer as a part of the Plan (the “Rights Offering”) and (ii) that certain First Amended and Restated Backstop Commitment Agreement dated as of March 29, 2023 (the “Backstop Commitment Agreement”) by and among Old Invacare and certain other holders of unsecured note claims. Pursuant to the Backstop Commitment Agreement, subject to the terms and conditions set forth therein, Azurite agreed to acquire an allocable portion of the shares of the Issuer’s Convertible Preferred Stock not sold during the Rights Offering. All of the shares of Common Stock reported herein and the balance of the shares of Convertible Preferred Stock were acquired by Azurite pursuant to the Plan in exchange for unsecured note claims and backstop fee claims held by the Reporting Persons.

Also on the Effective Date, Azurite acquired $7,500,000 in principal amount of the New Notes. Interest on the New Notes will be payable semi-annually in cash in arrears on May 1 and November 1 of each year, beginning on November 1, 2023, at a rate of 7.50% per year. The New Notes will mature on May 1, 2028, unless earlier converted, redeemed or repurchased in accordance with their terms. Holders of the New Notes have the right, at their option, at any time prior to the close of business on the second business day immediately preceding May 1, 2028 (the maturity date), to convert any New Notes or portion thereof that is $1,000 or an integral multiple thereof, subject to certain conditions, into Common Stock (subject to, and in accordance with, the settlement provisions set forth in the indenture governing the new notes (the “Indenture”)). The initial conversion rate for the New Notes is 581.3953 shares of Common Stock (subject to adjustment as provided for in the Indenture) per $1,000 in principal amount of the New Notes, which is equal to an initial conversion price of $1.72 per share.

CUSIP No. 46124A101	13D	Page 5 of 9 pages

The foregoing description of the Backstop Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

On the Effective Date, Azurite Management LLC, certain other holders of the Common Stock and Convertible Preferred Stock and certain holders of the New Notes entered into a Registration Rights Agreement with the Issuer, pursuant to which the Issuer has agreed to file with the SEC a registration statement covering the resale of the shares of Common Stock or Convertible Preferred Stock, beneficially owned by the holders party thereto, including shares of Common Stock issuable upon conversion of the Convertible Preferred Stock and the New Notes, and to seek to have such registration statement declared effective as soon as reasonably practicable thereafter (the “Registration Rights Agreement”). The Registration Rights Agreement also provides for certain demand rights for underwritten offerings and other customary terms, including piggyback rights, conditions and other provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Mr. Rosen in his position as a director of the Issuer, may engage in discussions with management, the board of directors of the Issuer (the “Board”), stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

CUSIP No. 46124A101	13D	Page 6 of 9 pages

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 46124A101	13D	Page 7 of 9 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 14,851,357 shares of Common Stock outstanding, which includes (i) 9,999,980 shares of Common Stock outstanding as of May 12, 2023 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023, (ii) 490,912 shares of Common Stock issuable upon conversion of an equal number of shares of Convertible Preferred Stock; and (iii) 4,360,465 shares of Common Stock issuable upon conversion on the New Notes.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Azurite Management LLC	5,386,685	36.3%	0	5,386,685	0	5,386,685
Steven H. Rosen	5,386,685	36.3%	0	5,386,685	0	5,386,685

Mr. Rosen, in his capacity as the sole manager of Azurite Management LLC, has the ability to indirectly control the decisions of Azurite regarding the vote and disposition of securities held by Azurite, and as such may be deemed to have an indirect beneficial ownership of the securities held by Azurite.

(c) Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Backstop Commitment Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Except as set forth in Item 4, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 46124A101	13D	Page 8 of 9 pages

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	First Amended and Restated Backstop Commitment Agreement, dated as of March 29, 2023, by and among Invacare Corporation, the company parties listed in schedule 1 thereto, and the backstop party thereto (incorporated by reference to the Issuer’s Annual Report on Form 10-K filed with the SEC on April 14, 2023).

3	Registration Rights Agreement, dated as of May 5, 2023, by and among Invacare Holdings Corporation and the parties party thereto (incorporated by reference to Exhibit 4.7 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 8, 2023).

CUSIP No. 46124A101	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2023

Steven H. Rosen

/s/ Steven H. Rosen

Azurite Management LLC

By:	/s/ Steven H. Rosen
Name:	Steven H. Rosen
Title:	Manager